SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 17, 2006, of Reg Approval PacifiCorp Sale

Final regulatory approval for PacifiCorp sale received

ScottishPower announces that MidAmerican Energy Holdings Company has received final regulatory approval for its proposed purchase of PacifiCorp.  The six state public utility commissions regulating PacifiCorp have issued final written orders approving the purchase of PacifiCorp.  The sale of PacifiCorp is now only subject to customary closing conditions.

MidAmerican has informed ScottishPower that it expects completion of the
PacifiCorp sale no later than 22 March 2006.

A further announcement with confirmation of the details of the proposed return of capital to ScottishPower shareholders will be made as soon as completion has taken place.

Jennifer Lawton     Director, Investor Relations         0141 636 4527
David Ross          Group Investor Relations Manager     0141 566 4853
Colin McSeveny      Director, Media Relations            0141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 17, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary